SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934


                           For the Month of April 2003


                                   ECTEL LTD.

                 (Translation of Registrant's Name into English)


                                43 Hasivim Street
                               Petach Tikva 49133
                                     ISRAEL
                    (Address of Principal Corporate Offices)



      Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

      Form 20-F [X]           Form 40-F [  ]

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

      Yes [  ]          No [X]

      If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

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            Attached hereto and incorporated by reference herein are (i) a press release issued by ECtel Ltd. (the "Registrant") on April 28, 2003, announcing its entrance into a frame agreement with a major U.S. carrier, and (ii) a press release issued by the Registrant on April 30, 2003, announcing first quarter results.

                                   SIGNATURE


            Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       ECTEL LTD.
                                       ----------
                                      (Registrant)


                                       By: /s/ Richard Gilden
                                          ---------------------------------
                                          Richard Gilden for Avi Goldstein,
                                          Senior Vice President and
                                          Chief Financial Officer, pursuant to
                                          authorization




Dated:  May 1, 2003

                                Index to Exhibits

Exhibit No.    Exhibit
-----------    -------

99.1           Press Release issued April 28, 2003

99.2           Press Release issued April 30, 2003